UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 1 March 2013 (NZ time) / 28 February 2013 (US time)

Telecom Corporation of New Zealand Limited (“Telecom”)

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(Translation of registrant’s name into English)

New Zealand

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(Jurisdiction of incorporation or organization) Level 2, Telecom Place 167 Victoria Street West Auckland New Zealand

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Media Release – Telecom appoints Jolie Hodson as new CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 1 March 2013 (NZ time) /	By:	/s/ Laura Byrne
28 February 2013 (US time)

	Name:	Laura Byrne
	Title:	Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

1 March 2013

TELECOM APPOINTS JOLIE HODSON AS NEW CFO

Telecom announced today the appointment of Jolie Hodson as its new chief financial officer. She succeeds Nick Olson, whose resignation was announced last December.

A New Zealander, Jolie has worked for the past 12 years with the Lion group, Australasia’s largest beverages group with earnings before interest and tax in excess of A$600 million.

Since April 2008 she has been Sydney-based finance director of the Beer, Spirits & Wine Australia division, Lion’s largest business unit. Her previous roles within Lion include sales & marketing, commercial finance, planning and corporate finance.

Before joining Lion in 2000, Jolie spent eight years with Deloitte’s audit division based in Auckland, rising to senior audit manager. She gained a Bachelor of Commerce from the University of Auckland and has attended the Strategic Management Program at Sydney’s Macquarie Graduate School of Management.

“Jolie brings strong and varied experience from more than a decade working in an industry widely recognised for a strong focus on brands, customer service excellence and operating in highly competitive markets. All of these are common characteristics of the environment in which Telecom now operates,” Telecom chief executive Simon Moutter commented.

“Jolie has a proven track record at translating strategy into execution and will be a welcome addition to our leadership team as we accelerate our strategic shift to become a future-oriented, competitive provider of communication, entertainment and IT services delivered over our networks and the Cloud.”

Jolie is due to start her new role at Telecom in June 2013. Pending her arrival, Tim Bluett, previously GM Commercial Finance, will be Acting CFO.

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General Manager Investor Relations & Capital Markets +64 (0) 27 227 5890